================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          Date of report: July 22, 1999

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre,
                      Marlborough Street & Navy Lyon Road,
                                P.O. Box SS-6293,
                               Nassau, The Bahamas
                     (Address of principal executive office)




        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  [X]     Form 40- F  [ ]


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]    No [X]


        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]




================================================================================

        On June 11, 1999, we acquired Bona Shipholding Ltd. for an aggregate consideration (including transaction expenses) of approximately $450.0 million, consisting of approximately $40.0 million in cash, $294.0 million of assumed debt (net of cash acquired), and 6.4 million shares of our common stock. Bona was the third largest operator of medium-sized tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through the acquisition we have combined Bona's market strength in the Atlantic region with our franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million, resulting in income from vessel operations of $37.2 million and net income of $16.6 million.

        The acquisition of Bona Shipholding Ltd. has been accounted for using the purchase method of accounting and did not result in the recording of any goodwill. We incurred expenses of approximately $19.0 million in connection with the acquisition. We will capitalize these expenses by adding them to the capitalized value of acquired vessels whose values are being written down and amortize the expenses over the remaining life of the vessels. Under the purchase method of accounting, Bona's operating results will be reflected in our financial statements commencing June 11, 1999, the effective date of the acquisition.

        Historically we have depreciated our vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, which method is used by the majority of companies in the shipping industry. Effective April 1, 1999, we changed our useful life estimate to 25 years.

        The description of the Bona acquisition herein does not purport to be complete and is qualified in its entirety by the provisions of the Amalgamation Agreement, pursuant to which the acquisition was effected, which was filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 1999.

FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

        (a)     Financial Statements of Business Acquired

        Bona Shipholding Ltd. Audited Consolidated Financial Statements:

                (i)     Report of Arthur Andersen & Co., dated March 3, 1999;

                (ii) Bona Shipholding Ltd. Consolidated Balance Sheets as of December 31, 1998, 1997 and 1996;

                (iii) Bona Shipholding Ltd. Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996;

                (iv) Bona Shipholding Ltd. Consolidated Statements of Cash Flow for the years ended December 31, 1998, 1997 and 1996;

                (v) Bona Shipholding Ltd. Consolidated Statements of Stockholders' Equity as of December 31, 1998, 1997 and 1996; and

                (vi)    Notes to the Financial Statements.

        (b)     Unaudited Pro Forma Consolidated Condensed Financial Statements:

                (i) Unaudited Pro Forma Consolidated Condensed Balance Sheet as of March 31, 1999;

                (ii) Unaudited Pro Forma Consolidated Condensed Statement of Income for the year ended March 31, 1999; and

                (iii) Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements.

        (c)     Exhibits

                1.0 Amalgamation Agreement among Teekay Shipping Corporation, Northwest Maritime Inc., and Bona Shipholding Ltd., dated as of March 26, 1999 (incorporated by reference to an Annual Report on Form 20-F for the fiscal year ended March 31, 1999).

                2.0     Consent of Arthur Andersen & Co.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                          [ARTHUR ANDERSEN LETTERHEAD]



AUDITORS' REPORT FOR 1998



To the Stockholders of
  Bona Shipholding Ltd.



We have audited the accompanying consolidated balance sheets of Bona Shipholding Ltd. and subsidiaries as of December 31, 1998, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management.

Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bona Shipholding Ltd. and subsidiaries as of December 31, 1998, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN & CO.

                                          /s/ MORTEN DRAKE
                                            Morten Drake
                            State Authorised Public Accountant (Norway)


Oslo,
  March 3, 1999

BONA SHIPHOLDING LTD.
CONSOLIDATED STATEMENTS OF INCOME

                                                                Years Ended December 31,
                                                        ----------------------------------------
(USD'000)                                   Note          1998           1997          1996
-------------------------------------------------------------------------------------------------

OPERATING INCOME AND EXPENSES
Freight revenues                             2           216,867       256,070        242,576
Voyage expenses                              2          (68,004)       (71,071)      (70,699)
INCOME ON TIMECHARTER BASIS                              148,863       184,999        171,877
-------------------------------------------------------------------------------------------------

Charterhire expenses                                    (32,988)       (44,601)      (40,491)
Crew expenses                                           (25,603)       (23,322)      (25,572)
Other running expenses                       3          (29,532)       (28,970)      (34,679)
Administration expenses                   5,17,18        (4,412)        (4,234)       (2,667)

Results from joint ventures and
associated companies                         9            2,046            971           907


OPERATING PROFIT BEFORE DEPRECIATION,
AMORTISATION AND SALES GAIN                              58,374         84,842        69,375
-------------------------------------------------------------------------------------------------
Depreciation vessels                         8          (23,720)       (39,345)      (45,941)
Amortisation drydocking expenses             4           (5,182)        (6,041)       (4,591)
Gain from sale of vessels                                 2,831          9,173         3,924
OPERATING PROFIT                                         32,303         48,629        22,767
-------------------------------------------------------------------------------------------------

FINANCIAL INCOME AND EXPENSES
Interest income                                           5,525          7,375         6,308
Interest expenses                                       (20,135)       (20,893)      (28,144)
Other financial items                                      (897)         4,485         3,317
NET FINANCIAL INCOME AND EXPENSES                       (15,507)        (9,033)      (18,519)
-------------------------------------------------------------------------------------------------

INCOME BEFORE MINORITY INTERESTS AND TAXES               16,796         39,596         4,248
-------------------------------------------------------------------------------------------------
Minority interests                                         (206)            15           625
Taxes                                        16             -             -              -

NET PROFIT                                               16,590         39,611         4,873
-------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (BASIC AND DILUTED)                     0.75           1.40          0.17
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

BONA SHIPHOLDING LTD.
CONSOLIDATED BALANCE SHEETS


                                                                       As at December 31,
                                                           ------------------------------------------
 (USD'000)                                    Note           1998              1997            1996
-----------------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                        6           71,575          138,248          134,659
Accrued freight revenues                                      8,045            9,077            4,130
Other current assets                             7            2,994            6,972            3,306
Bunker inventory                                              1,382            1,985            3,407
TOTAL CURRENT ASSETS                                         83,996          156,282          145,502
-----------------------------------------------------------------------------------------------------

Vessels                                       8,13          409,312          418,650          482,917
Newbuilding contracts                           11           35,329           13,083                -
Other fixed assets                              10           62,743           58,682            5,255
Capitalised drydocking expenses                  4            6,253            7,260           11,510
Joint ventures and associated companies          9           25,830           28,168           29,691
TOTAL FIXED ASSETS                                          539,467          525,843          529,373
-----------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                623,463          682,125          674,875
-----------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long term debt               13            3,600           15,833           18,000
Other current liabilities                       12            7,257           15,540           18,722
TOTAL CURRENT LIABILITIES                                    10,857           31,373           36,722
-----------------------------------------------------------------------------------------------------

Long term portion of mortgage debt           13,19          292,900          270,167          352,000
Other long term debt                         14,19           59,541           54,828               86
TOTAL LONG TERM DEBT                                        352,441          324,995          352,086
-----------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                            5,252                -               29
-----------------------------------------------------------------------------------------------------
Common stock                                                 28,386           28,386           28,374
Additional paid-in capital                                  147,258          234,692          234,596
Retained earnings                                            79,269           62,679           23,068
STOCKHOLDERS' EQUITY                                        254,913          325,757          286,038
-----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  623,463          682,125          674,875
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

                            HAMILTON, MARCH 3, 1999


      LEIF O. H0EGH                                     RAGNAR BELCK-OLSEN
        Chairman                                             President

BONA SHIPHOLDING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                        Years Ended December 31,
                                                              ---------------------------------------------
(USD'000)                                                      1998               1997               1996
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                     16,590             39,611              4,873
Depreciation vessels                                           23,720             39,345             45,941
Depreciation other fixed assets                                   347                390                243
Results from joint ventures and associated companies           (2,046)              (971)              (907)
Gain from sale of vessels                                      (2,831)            (9,173)            (3,924)
Amortisation drydocking                                         5,182              6,041              4,591
Decrease/(increase) in bunker inventory                           603              1,423               (717)
Decrease/(increase) in accrued freight                          1,032             (4,947)             4,659
Decrease/(increase) in other current assets                     3,977             (3,666)             2,522
(Decrease)/increase in other current liabilities               (8,283)            (3,182)            (3,577)
NET CASH PROVIDED BY OPERATING ACTIVITIES                      38,293             64,871             53,704
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in vessels/newbuildings                           (45,938)           (13,871)            (2,781)
Investments in other fixed assets                               3,712            (53,817)               754
Investments in drydocking                                      (4,175)            (1,791)           (13,811)
Proceeds from sale of vessels                                  14,091             38,952             69,732
Investment in joint ventures and associated companies             (27)            (1,590)               258
NET CASH FROM INVESTING ACTIVITIES                            (32,337)           (32,117)            54,152
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of mortgage debt                                   (339,800)           (84,000)          (208,050)
New mortgage debt raised                                      350,100                  -            190,000
Repayment of other long term debt                                   -                  -            (90,143)
Other long term debt raised                                     4,712             54,742                  -
Stockholders' capital provided/adjusted                             -                108                  -
Stockholders' capital reduced                                 (87,435)
Minority interests                                               (206)               (15)              (625)
NET CASH FROM FINANCING ACTIVITIES                            (72,629)           (29,165)          (108,818)
-----------------------------------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS          (66,673)             3,589               (962)
-----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                138,248            134,659            135,621
-----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                       71,575            138,248            134,659
-----------------------------------------------------------------------------------------------------------

BONA SHIPHOLDING LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(USD'000)                                Common stock
                                     Share
                                    capital                  Additional                  Total
                                  issued and    Par value     paid in     Retained   stockholder's
                                  outstanding   per share     capital     earnings      equity
--------------------------------------------------------------------------------------------------
BALANCE JAN. 1, 1996                28,374          1         234,596      18,238       281,208
--------------------------------------------------------------------------------------------------

Net income                                                                  4,873         4,873

Adjustments marketable                                                        (43)          (43)
securities

BALANCE DEC. 31, 1996               28,374          1         234,596      23,068       286,038
--------------------------------------------------------------------------------------------------

Net Income                                                                 39,611        39,611

New shares issued                       12          1              96                       108

BALANCE DEC. 31, 1997               28,386          1         234,692      62,679       325,757
--------------------------------------------------------------------------------------------------

Net income                                                                 16,590        16,590

Consolidation of shares             (9,462)         1

Capital distribution                                          (87,434)                  (87,434)

BALANCE DEC. 31, 1998               18,925         1.5        147,258      79,269       254,913
--------------------------------------------------------------------------------------------------


                                                              As per December 31
                                                    1998              1997             1996
-----------------------------------------------------------------------------------------------
Number of shares authorised                      250,000,000      250,000,000       250,000,000

Number of shares issued and outstanding           18,923,774        28,386,434       28,374,434

BONA SHIPHOLDING LTD.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The financial statements have been prepared in US dollars (USD), which is the functional currency of Bona. The financial statements of Bona may be used in other countries than the United States. Generally accepted accounting principles in such countries may differ from the principles applied in the preparation of these financial statements.

PRINCIPLES OF CONSOLIDATION
The consolidated accounts comprise Bona Shipholding Ltd. and all subsidiaries directly or indirectly controlled by the company. See Note 1 for a full list of companies. The cost of shares in subsidiaries has been eliminated against equity in the subsidiaries at the time of establishment or acquisition. Any values in excess of the underlying equity for subsidiaries at the time of acquisition have been allocated to the assets to which the excess relates. Subsidiaries acquired are included in the consolidated accounts as from the day control was achieved. In the consolidated financial statement all intercompany balances, transactions and profits arising between the consolidated companies have been eliminated.

INVESTMENTS IN JOINT VENTURES, ASSOCIATED COMPANIES AND POOLS
Bona's participating interests in limited partnerships and joint ventures are accounted for using the equity method. Reference is made to Note 9 for a list of companies.

All OBO vessels owned by the company are operated through the Panmax OBO Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The Panmax OBO Pool is managed by Bona Shipping AS. As from 1998 freight revenues, voyage expenses and charterhire expenses in the Panmax OBO Pool have been included on a 100% basis in the consolidated financial statements. The minority pool participants' share of the result has been deducted as charterhire expenses. The figures for 1997 and 1996 have been revised accordingly.

DEPRECIABLE FIXED ASSETS
Depreciable fixed assets are stated in the balance sheet at cost, plus upgrading, less depreciation. Interest and other direct expenses in the construction period are capitalised as vessel cost.

The straight-line method is used for depreciation of vessels. In 1998 Bona changed its depreciation policy by extending the assumed economic life of its vessels from 20 to 25 years. Vessels will be written down to their estimated scrap values. Depreciation on office equipment is included in administrative expenses.

NEWBUILDING CONTRACTS
Newbuilding contracts are included under fixed assets by instalments made to the shipyard including any interest and other direct expenses during the construction period.

CURRENCY EXCHANGE
Transactions denominated in currencies other than USD are translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in non-USD currencies at year end are recorded at year-end rates of exchange. Exchange gains and losses are included as "Other financial items" in the statement of income.

REVENUE RECOGNITION
Revenues represent freight revenues net of broker commissions and inclusive of demurrage and despatch. Revenues and expenses related to incomplete voyages are accounted for on the percentage of completion basis.

LOAN EXPENSES
Fees incurred in connection with the arrangement of loan facilities are capitalised and amortised over the repayment periods.

MAINTENANCE AND DRYDOCKING EXPENSES
Expenses related to maintenance of the vessels are expensed when incurred. Expenses related to classification and drydocking of vessels are capitalised when a vessel is drydocked and amortised over the period between dockings.

BONA SHIPHOLDING LTD.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUNKER AND OTHER INVENTORIES
Inventories are valued at the lower of cost using the FIFO principle or market value.

STOCK ISSUANCE EXPENSES
Stock issuance expenses are charged directly against the stockholders' equity.

LEASING
Asset values and obligations in respect of vessels financed through lease agreements, where the company has the option to buy the vessel for the remaining principal amount outstanding of the lease debt, are capitalised and classified as vessels and long term debt.

The interest element of a lease payment is included in interest expenses and the capital element of a lease payment is treated as repayment of debt. The lease liability is the remaining principal amount outstanding.

INTEREST RATE SWAP AGREEMENTS
The differential to be paid or received is accrued as interest rates change and is recognised as an adjustment to interest expenses.

\BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 1  INVESTMENTS IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES

                                                                 Ownership
SUBSIDIARIES                                       1998             1997              1996
-------------------------------------------------------------------------------------------------
Bona Shipping AS                                   100%             100%              100%
Bona Shipping (U.S.) Inc.                          100%             100%              100%
Bona Freighter AS                                  100%             100%              100%
Bona Freighter KS                                   52%              30%              30%
Bona Fortuna AS                                    100%             100%              100%
Bona Fortuna KS                                     67%              40%              40%
Bona Rambler AS                                    100%             100%              100%
K/S Smedvig Tankships VI                          89.13%           89.13%            89.13%
Bona Freighter & Fortuna Ltd.                      100%               -                -


JOINT VENTURES AND ASSOCIATED COMPANIES
Soponata-Bona Limited                               50%              50%              50%
P/R Bona Falcon ANS                                  -               50%              50%
Ariel KS                                             -                -               29%


NOTE 2  FREIGHT REVENUES AND VOYAGE EXPENSES

Revenues from tanker and OBO operations are included in freight revenues net of commissions and inclusive of demurrage and despatch. Voyage expenses include all expenses related to the completion of voyages such as bunker cost, port expenses, towage, disposal of slops and voyage related insurances.

Amounts in USD'000
FREIGHT REVENUES                                   1998             1997              1996
---------------------------------------------------------------------------------------------
Freight revenues gross                           211,727          252,330           239,973
Demurrage / despatch                               9,620            9,118             8,150
Broker commissions                                (4,480)          (5,378)           (5,547)
FREIGHT REVENUES                                 216,867          256,070           242,576
---------------------------------------------------------------------------------------------

VOYAGE EXPENSES
Bunker and diesel                                (23,304)         (29,409)          (30,606)
Port expenses                                    (39,972)         (36,908)          (35,923)
Other voyage related expenses                     (4,728)          (4,754)           (4,170)

VOYAGE EXPENSES                                  (68,004)         (71,071)          (70,699)
---------------------------------------------------------------------------------------------

INCOME ON TIMECHARTER BASIS                      148,863          184,999           171,877
---------------------------------------------------------------------------------------------

COMMISSIONS IN PERCENT OF GROSS FREIGHT             2.12%            2.13%            2.31%
---------------------------------------------------------------------------------------------

BUNKER COST IN PERCENT OF TOTAL VOYAGE EXPENSES    34.27%           41.38%            43.29%
---------------------------------------------------------------------------------------------

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 3 OTHER RUNNING EXPENSES

All expenses related to the technical operation of the vessels except crew cost, upgrading and drydocking expenses are included in other running expenses. The main items are:

Amounts in USD'000                                 1998           1997            1996
----------------------------------------------------------------------------------------
Service, repair, maintenance and spares           13,471         12,690          17,394
Consumables and lubricants                         5,143          5,177           6,524
Damage                                             1,033          1,580           1,074
Insurance                                          3,122          3,723           5,433
Other                                              6,763          5,800           3,929
TOTAL RUNNING EXPENSES VESSELS                    29,532         28,970          34,354
----------------------------------------------------------------------------------------
Newbuilding cancellation expenses                   -               -               325

TOTAL RUNNING EXPENSES                            29,532         28,970          34,679
----------------------------------------------------------------------------------------


NOTE 4 DRYDOCKING EXPENSES

Bona uses the deferral method for accounting of drydocking costs. Under this method the actual drydocking and classification expenses are capitalised and amortised on a straight line basis over the period up until the next drydocking. The unamortised portion of drydocking expenses is shown on a separate line in the balance sheet.

                                                   1998           1997            1996
----------------------------------------------------------------------------------------
Capitalised drydocking expenses January 1         7,260          11,510          2,290
Investments in drydocking                         4,175           1,791          13,811
Amortised drydocking expenses                    (5,182)         (6,041)        (4,591)
CAPITALISED DRYDOCKING EXPENSES DECEMBER 31       6,253           7,260          11,510
----------------------------------------------------------------------------------------

NOTE 5 ADMINISTRATION EXPENSES

The administration expenses of Bona related to the marketing and operation of the vessels are included in "Voyage expenses" and "Other running expenses", respectively. The item "Administration expenses" consists of expenses related to the company's Board of Directors, top management, president's office and to part of the expenses for the personnel and finance departments.

NOTE 6 CASH AND CASH EQUIVALENTS

The company's liquidity reserve for the most part has been invested in short term USD denominated securities. Total fair value of these securities amounted to USD 61.4 mill as per December 31, 1998. According to the Statement of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) the securities have been classified as "available for sale securities" and unrealised gains or losses included as a separate component of stockholders' equity. As per December 31, 1998 the unrealised gain or loss related to these securities was insignificant and no gain or loss was recorded.

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 7 OTHER CURRENT ASSETS

Receivables with maturity within one year or prepaid expenses are included in other current assets. The main items are:

Amounts in USD'000                                1998          1997           1996
-------------------------------------------------------------------------------------
Insurance claims                                 1,715          4,508           459
Prepaid expenses                                   936          1,450         1,557
Other                                              343          1,014         1,290
TOTAL                                            2,994          6,972         3,306
-------------------------------------------------------------------------------------


NOTE 8 VESSELS

Amounts in USD'000                               1998          1997           1996
-------------------------------------------------------------------------------------
Cost January 1                                  654,834       687,252        761,873
Additions                                        23,692           788          2,779
Sale of vessels                                 (14,699)      (33,206)       (77,400)
COST DECEMBER 31                                663,827       654,834        687,252
-------------------------------------------------------------------------------------
Accumulated depreciation January 1             (236,184)     (204,335)      (170,608)
Accumulated depreciations assets sold             5,389         7,496         12,214
Depreciation                                    (23,720)      (39,345)       (45,941)
BOOK VALUE AT DECEMBER 31                       409,312       418,650        482,917
-------------------------------------------------------------------------------------


VESSEL                           BOOK VALUE   ADDITIONS/SALE  DEPRECIATION  BOOK VALUE
                                  1.1.98           1998           1998       31.12.98
--------------------------------------------------------------------------------------
Bona Fair                          9,732             -            (851)        8,881
Bona Favour                        6,271             98           (460)        5,909
Bona Foam                          6,292             88           (461)        5,919
Bona Forum                         8,734            250           (579)        8,405
Bona Fountain                      7,608             79           (539)        7,148
Bona Fulmar                        9,007             94           (591)        8,511
Bona Sailor                        9,898             53         (1,727)       38,223
Bona Shimmer                      25,806             53         (1,436)       24,423
Bona Skipper                       3,072             53         (1,353)       21,772
Bona Sparrow                      19,209             53         (1,350)       17,912
Bona Spinner                      23,057             53         (1,352)       21,758
Bona Spray                        36,799            113         (1,664)       35,248
Bona Spring                       20,642             53         (1,356)       19,339
Bona Rainbow                       9,647         (9,310)          (336)          -
Bona Ranger                       21,080             53         (1,360)       19,773
Bona Ray                          22,849             53         (1,388)       21,514
Bona Rider                        40,884            258         (1,715)       39,428
Bona Robin                        40,873            168         (1,710)       39,331
Bona Rover                        40,865            169         (1,710)       39,325
Guardian                           6,325             -             -           6,325
Bona Fortuna                         -           11,084           (904)       10,180
Bona Freighter                       -           10,869           (881)        9,988
--------------------------------------------------------------------------------------
TOTAL                            418,650         14,384        (23,720)      409,312

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 9 JOINT VENTURES AND ASSOCIATED COMPANIES

Bona has a 50% participating interest in the joint venture Soponata - Bona Limited, the owner of Bornes, Erati and Inago. Bona's ownership interest in Bona Freighter KS and Bona Fortuna KS was in 1996 and 1997 30% and 40%, respectively. As from January 1, 1998 the ownership interest increased to 52% and 67% and the companies have been 100% consolidated in 1998. The shares in Ariel KS were sold in 1997. Partrederiet Bona Falcon ANS sold the vessel Bona Falcon in 1997.

Amounts in USD'000
BOOK VALUE OF JOINT VENTURES AND ASSOCIATED COMPANIES        1998         1997          1996
----------------------------------------------------------------------------------------------
Bona Freighter KS                                              -          1,184            68
Bona Fortuna KS                                                -          1,201         1,113
Ariel KS                                                       -            -               4
Bona Falcon ANS                                                -            -           4,024
Soponata - Bona Limited                                     25,830       25,783        24,482
TOTAL BOOK VALUE                                            25,830       28,168        29,691
----------------------------------------------------------------------------------------------

Amounts in USD'000

RESULTS FROM JOINT VENTURES AND ASSOCIATED COMPANIES         1998         1997          1996
----------------------------------------------------------------------------------------------
Bona Freighter KS                                             -           (474)         (183)
Bona Fortuna KS                                               -            87           (208)
Ariel KS                                                      -             -             -
Falcon ANS                                                    -            58            468
Soponata - Bona Limited                                     2,046         1,301          830
TOTAL RESULTS                                               2,046          971           907
----------------------------------------------------------------------------------------------


Amounts in USD'000

SUMMARISED FINANCIAL STATEMENTS OF SOPONATA-BONA             1998         1997          1996
LIMITED (100% BASIS)*
----------------------------------------------------------------------------------------------
Time charter income                                         20,971        21,042       19,796
Operating profit                                             6,488         5,785        5,206
Income before taxes and extraordinary items                  2,518         1,549         (447)

Net profit                                                   2,480         2,003         (400)
Total current assets                                         7,081         8,765        6,783
Total fixed assets                                          97,732       104,253      109,501
TOTAL ASSETS                                               104,813       113,018      116,284
----------------------------------------------------------------------------------------------

Total current liabilities                                    7,857         9,542        9,913
Total long term debt                                        57,500        62,500       67,500
Stockholders' equity                                        39,456        40,976       38,871
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 104,813       113,018      116,284
----------------------------------------------------------------------------------------------

* The figures in the financial statements of Soponata-Bona Limited are not directly comparable with the figures in the financial statements of Bona as the basis for depreciation and amortisation is different.

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 10 OTHER FIXED ASSETS

Amounts in USD'000                                1998          1997          1996
------------------------------------------------------------------------------------
Cars, EDP equipment and furniture                1,517         1,389          1,226
Arrangement fee on mortgage debt                 1,487         2,105          2,079
Investment in and loan to Acina KS                 748           748            850
Promissory notes - newbuildings                 58,980        54,423             -
Other long term receivables                         11            17          1,100
TOTAL                                           62,743        58,682          5,255
------------------------------------------------------------------------------------


NOTE 11  NEWBUILDING CONTRACTS

In April 1997 Bona entered into a contract with Samsung Corporation and Samsung Heavy Industries Co. Ltd for the construction of three 113,000 dwt. oil tankers. The tankers are all scheduled for delivery in 1999. Bona paid 10% of the purchase price upon signing of the contracts. Additionally 20% of the purchase price has been paid during the construction periods and the remaining 70% will be paid upon delivery of the vessels. All pre-delivery payments have been secured through bank guarantees from a western bank. The estimated delivery price including all necessary extras, interest during construction and supervision is calculated at USD 130 mill. for the three vessels. Capitalised interests were USD 1.3 mill., USD 0.6 mill., and USD 0 mill. in 1998, 1997 and 1996, respectively.




NOTE 12  OTHER CURRENT LIABILITIES

Amounts in USD'000                                1998          1997          1996
------------------------------------------------------------------------------------
Suppliers                                        1,132         4,090         5,154
Accrued crew wages                               2,663         1,764         2,119
Accrued interest on mortgage debt                1,125         5,219         5,941
Accrued running expenses                         1,006           698         3,056
Accrued operational expenses                     1,079           684         1,154
Other                                              252         3,085         1,298
TOTAL                                            7,257        15,540        18,722
------------------------------------------------------------------------------------


NOTE 13  MORTGAGE DEBT

Amounts in USD'000                                1998          1997          1996
------------------------------------------------------------------------------------
Revolving credit facility I                        -           96,000        180,000
Revolving credit facility II                       -          190,000        190,000
Revolving credit facility III                   285,000           -              -
Bona Freighter KS                                 6,100           -              -
Bona Fortuna KS                                   5,400           -              -
TOTAL                                           296,500       286,000        370,000
------------------------------------------------------------------------------------

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


Aggregate maturities of mortgage debt are as follows:

Year                                                           Amounts in USD'000
----------------------------------------------------------------------------------
1999                                                                        3,600
2000                                                                       18,600
2001                                                                       34,300
2002                                                                       30,000
2003                                                                       30,000
After 2003                                                                180,000
TOTAL                                                                     296,500
----------------------------------------------------------------------------------

The mortgage debt is denominated in USD and bears interest at a margin over LIBOR. In 1998 the average interest rate paid was 6.3% inclusive margin, the same as in 1997 and 6.4% in 1996. The average interest rate by year end 1998 was 5.9% inclusive margin.

The loan agreements include various covenants of a financial or other nature of which the more important financial covenants include a specified minimum level of free cash, a specified ratio of liabilities to market value of assets and a specified ratio of current assets to current liabilities.

Most of the vessels owned by Bona have been mortgaged to secure Bona's obligations under the credit facilities.


NOTE 14  OTHER LONG TERM DEBT

PROMISSORY NOTES
In connection with the ordering of three Aframax newbuildings at Samsung Heavy Industries (ref. Note 11), Bona has issued three non interest bearing promissory notes for 50% of the contract price for each vessel. The notes fall due for payment upon delivery of the vessels. The net present value of these notes, discounted at 5.9% p.a., has been included in the balance sheet under "Other fixed assets" and "Other long term debt" with an amount of USD 59.0 mill. The notes have been secured through a bank guarantee from a western bank.

PENSION LIABILITIES
The net of pension assets and pension liabilities amount to USD 0.56 mill. as a liability and is included in "Other long term debt" (ref. Note 18).


NOTE 15  GUARANTEES
The company has guaranteed 50% of the outstanding mortgage debt in the joint venture company Soponata-Bona Limited, corresponding to USD 31.25 mill. as per year end 1998.

Bona`s interests in the limited partnerships Bona Freighter KS and Bona Fortuna KS are owned through Bona Freighter & Fortuna Ltd., Bona Freighter AS and Bona Fortuna AS. Bona Shipholding Ltd. has guaranteed the companies' share of committed, uncalled capital in the limited partnerships totalling USD 3.1 mill.

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


NOTE 16  TAXES ON INCOME
Taxes on income have not been provided for in the financial statements. Bona Shipholding Ltd. is incorporated in Bermuda, a jurisdiction that does not impose income taxes on shipping related activities. Certain of Bona's subsidiaries are located in taxable jurisdictions, and such subsidiaries have incurred tax losses in previous years of USD 2.8 mill., which may be carried forward for 10 years from the year incurred. The deferred tax asset arising from these losses amounts to USD 0.8 mill. and has been offset by a provision of the same amount as it can not be reasonably expected that these losses can be utilised for deduction against taxable income for these subsidiaries in the near future.


NOTE 17  RELATED PARTY

Total remuneration to the Directors of the company has been:

Amounts in USD'000                                  1998              1997               1996
-----------------------------------------------------------------------------------------------------
                                                     630               546                506


NOTE 18 PENSION ARRANGEMENTS

Bona has pension plans that cover all Norwegian employees. These plans are defined as benefit plans and are based on years of service and final salary levels. However, the level of benefits vary among plans. Amounts charged to pension expenses, as well as amounts funded are generally based on actuarial studies. Pension plan assets and related obligations are administered by Gjensidige Forsikring AS.

In addition to the funded plans Bona has a supplemental benefit plan for certain of its officers granting early retirement benefits subject to certain restrictions defined. Payments under this plan will be financed through direct payments from Bona. The recorded obligations are based on actuarial computations. The financial information for the aggregate of both plans is summarised below.

COMPONENTS OF PENSION EXPENSES:                          1998          1997           1996
--------------------------------------------------------------------------------------------
Benefits earned during the year                          319            311           315
Investment return on plan assets                        (252)          (188)         (184)
Interest cost on projected benefit obligations           243            198           144
Social security tax                                       98            91             58
Amortisation of net deferred amount                      263            432            20
NET EXPENSES                                             671            844           353
--------------------------------------------------------------------------------------------

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


PLAN ASSETS AND LIABILITIES:                             1998          1997           1996
--------------------------------------------------------------------------------------------
Total projected obligations (accumulated obligations
including effect of projected future salary
increases)                                             (2,932)        (2,473)       (2,508)
Assets of the plans at fair value                       3,529          2,990         2,704


ASSETS IN EXCESS OF PROJECTED OBLIGATION                  597            517           196
--------------------------------------------------------------------------------------------
Effect of changes in actuarial assumptions and
differences between actual and estimated amounts           43            133           412


NET ASSETS OF FUNDED PENSION PLANS                        640            650           608
--------------------------------------------------------------------------------------------

Unfunded pension obligations                           (1,201)        (1,056)         (694)


NET PENSION ASSETS (LIABILITIES)                        (561)           (406)          (86)
--------------------------------------------------------------------------------------------

ASSUMPTIONS USED IN ESTIMATING PLAN ASSETS AND
OBLIGATIONS:
Discount rate for pension obligation                     7.0%            7.0%          7.0%
Increase in compensation levels                          3.3%            3.3%          3.3%
Long-term return on plan assets                          8.0%            8.0%          8.0%


NOTE 19 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

CASH AND MARKETABLE SECURITIES:
The carrying amount approximates fair value because of the short maturity of those instruments.

LONG TERM DEBT:
The carrying amount of the long term debt approximates its fair value. The interest rates and maturities of the loans reflect the market conditions for similar loans raised at the balance sheet date.

BUNKER HEDGING AGREEMENTS:
Bona has entered into bunker hedging agreements covering a part of the bunker consumption for the first three quarters of 1999. As per December 31, 1998 total unrealised losses on these contracts amounted to USD 0.47 mill. The difference to be paid or received is reported as voyage expenses in the period of settlement.

INTEREST HEDGING AGREEMENTS:
As per December 31, 1998 Bona had entered into two interest rate swaps, each of USD 50 mill. with maturity in February 2005. The average interest rate of the swaps is 5.86%. As per year end the fair value of these interest rate swaps was negative with USD 3.1 mill.

The fair value of the swaps is the amount that would have been paid at year end if the swaps were cancelled. The difference to be paid or received is reported as interest expenses in the period prior to each settlement date. The interest rate swaps are settled semi-annually.

BONA SHIPHOLDING LTD.
NOTES TO THE FINANCIAL STATEMENTS


CURRENCY HEDGING AGREEMENTS:
As per December 31, 1998 Bona had entered into a currency forward agreement under which the company sells USD 12 mill. and buys the equivalent value of NOK at predefined exchange rates and dates during 1999. As per year end the company had recognised a loss of USD 0.02 mill. under this contract.


NOTE 20 SHARE OPTION SCHEMES FOR EMPLOYEES

In 1993 the company established a share option program for its top management. The options granted under the pro-gram become exercisable at annual intervals. All options granted are exerciseble at USD 9 per share which approximated the share price at the grant date. Exercisable options must be declared prior to January 1, 2002. Options not exercisable at the time an employee leaves are cancelled.

The transactions of exercisable options from January 1, 1996 were:

                     Opening
                     balance       New options      Cancelled        Declared     Ending balance
------------------------------------------------------------------------------------------------
1996                 174,500         105,000                                         279,500
1997                 279,500         107,500        (120,000)        (12,000)        255,000
1998                 255,000          87,000                                         342,000

A further 38,000 options become exercisable in 1999 and 2000 (19,000 each year).


NOTE 21  DISCLOSURE OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

NATURE OF OPERATION
Bona is owner and operator of medium size tankers, combination carriers (OBOs) and one ULCC. The company is engaged in world wide transportation of bulk commodities, primarily oil and oil products. For a complementary description of the company and its operation, reference is made to the other parts of this Annual Report.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           TEEKAY SHIPPING CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                        FOR THE YEAR ENDED MARCH 31, 1999
             (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                                       TEEKAY
                                                                                      CHANGE IN     PRO FORMA            PRO FORMA
                                                              TEEKAY        BONA       ESTIMATE    ADJUSTMENTS    NOTES CONSOLIDATED
                                                             ---------    ---------    ---------    ---------     -----   ---------
NET VOYAGE REVENUES
Voyage revenues                                                411,922      205,090                                         617,012
Voyage expenses                                                 93,511       61,912                    (2,107)     (6b)     153,316
                                                             ---------    ---------    ---------    ---------             ---------
Net voyage revenues                                            318,411      143,178            0        2,107               463,696
                                                             ---------    ---------    ---------    ---------             ---------

OPERATING EXPENSES
Vessel operating expense                                        84,397       53,758                    (6,945)     (6b)     131,210
Time charter hire expense                                       29,666       32,875                                          62,541
Depreciation - vessels                                          85,129       23,631      (18,812)      (4,095)    (4,6a)     85,853
Drydock amortization expense                                     8,583        4,595                                          13,178
General and administrative                                      25,002        4,738                     9,052      (6b)      38,792
                                                             ---------    ---------    ---------    ---------             ---------
                                                               232,777      119,597      (18,812)      (1,988)              331,574
                                                             ---------    ---------    ---------    ---------             ---------
Income from vessel operations                                   85,634       23,581       18,812        4,095               132,122
                                                             ---------    ---------    ---------    ---------             ---------

OTHER ITEMS
Interest expense                                               (44,797)     (19,943)                                        (64,740)
Interest income                                                  6,369        4,647                    (1,994)     (6c)       9,022
Gain on sale of vessels                                          7,117        2,831                                           9,948
Results from joint ventures and associated companies                          2,302                       293      (6a)       2,595
Other income (loss)                                             (1,611)        (831)                                         (2,442)
                                                             ---------    ---------    ---------    ---------             ---------
                                                               (32,922)     (10,994)           0       (1,701)              (45,617)
                                                             ---------    ---------    ---------    ---------             ---------
Net income before extraordinary loss                            52,712       12,587       18,812        2,394                86,505
Extraordinary loss on bond redemption                           (7,306)                                                      (7,306)
                                                             ---------    ---------    ---------    ---------             ---------

Net income                                                      45,406       12,587       18,812        2,394                79,199
                                                             =========    =========    =========    =========             =========

Pro Forma Basic Earnings per Common Share
         Net income before extraordinary loss                                                                                 $2.31
         Net income                                                                                                           $2.11

Pro Forma Diluted Earnings per Common Share
         Net income before extraordinary loss                                                                                 $2.31
         Net income                                                                                                           $2.11

Weighted average number of shares outstanding (thousands)                                                                     37,478


The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial statements.

                           TEEKAY SHIPPING CORPORATION
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                              AS AT MARCH 31, 1999
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                          PRO FORMA             PRO FORMA
                                                              TEEKAY          BONA       ADJUSTMENTS   NOTES   CONSOLIDATED
ASSETS
CURRENT
Cash & cash equivalents                                       118,435         81,510         (39,884)    (5)        160,061
Marketable securities                                           8,771                                                 8,771
Accounts receivable                                            22,995          5,638                                 28,633
Prepaid expenses and other assets                              16,195          7,512                                 23,707
                                                           ----------     ----------      ----------             ----------
                                                              166,396         94,660         (39,884)               221,172

Marketable securities                                           5,050                                                 5,050
Vessels & equipment (including advances on newbuildings)    1,274,539        479,031         (92,467)    (5)      1,661,103
Joint ventures and associated companies                                       26,290          (7,152)    (5)         19,138
Other assets                                                    6,235         43,784                                 50,019
                                                           ----------     ----------      ----------             ----------
TOTAL ASSETS                                                1,452,220        643,765        (139,503)             1,956,482
                                                           ==========      ==========      ==========            ==========

LIABILITIES
CURRENT
Accounts payable                                               11,926                                                11,926
Accrued liabilities                                            21,185         15,602          19,000     (5)         55,787
Current portion of long-term debt                              39,058          3,600                                 42,658
                                                           ----------     ----------      ----------             ----------
                                                               72,169         19,202          19,000                110,371

Long-term debt                                                602,661        322,900                                925,561
Other long-term liabilities                                                   40,351                                 40,351
Minority interests                                                             5,387                                  5,387
                                                           ----------     ----------      ----------             ----------
TOTAL LIABILITIES                                             674,830        387,840          19,000              1,081,670
                                                           ----------     ----------      ----------             ----------

STOCKHOLDERS' EQUITY
Capital stock                                                 330,493        175,644         (78,222)    (5)        427,915
Retained earnings                                             446,897         80,281         (80,281)    (5)        446,897
                                                           ----------     ----------      ----------             ----------
                                                              777,390        255,925        (158,503)               874,812
                                                           ----------     ----------      ----------             ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  1,452,220        643,765        (139,503)             1,956,482
                                                           ==========      ==========      ==========            ==========


The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial statements.

                          TEEKAY SHIPPING CORPORATION
         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.  BASIS OF  PRESENTATION

        The unaudited pro forma consolidated condensed financial statements (the "Financial Statements") give effect to the acquisition of Bona Shipholding Ltd. ("Bona") by Teekay Shipping Corporation ("Teekay"). The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in the United States from the information derived from the historical financial statements of Teekay and Bona for the twelve months ended March 31, 1999. In the opinion of management, the Financial Statements include all adjustments necessary for fair presentation.

        The pro forma consolidated condensed statement of income for the twelve months ended March 31, 1999 is based on the consolidated financial statements of Teekay and Bona for that period and give effect to the acquisition as though it had taken place on April 1, 1998. The pro forma consolidated condensed balance sheet as at March 31, 1999 is based on the consolidated financial statements of Teekay and Bona as of that date and give effect to the acquisition as though it had taken place on that date.

        The Financial Statements are not necessarily indicative of what the results of operations and financial position would have been, nor do they purport to project Teekay's results of operations for any future periods. The Financial Statements also do not include any expected benefits or cost savings arising from the acquisition. The Financial Statements should be read in conjunction with the consolidated financial statements of Teekay and Bona referred to above.

2.  SUMMARY OF  SIGNIFICANT ACCOUNTING POLICIES

REPORTING CURRENCY

        The Financial Statements are stated in U.S. dollars because it is the functional currency of the relevant international shipping markets.

INVESTMENTS

        Participating interests in limited partnerships and joint ventures are accounted for using the equity method.

        All Bona oil/bulk/ore ("OBO") vessels are operated through an OBO Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The freight revenues, voyage expenses and charter hire expenses in the Pool are included on a 100% basis in the Financial Statements. The minority pool participants' share of the result has been deducted as charter hire expenses.

OPERATING REVENUES AND EXPENSES

        Voyage revenues and expenses are recognized on the percentage of completion method of accounting. Estimated losses on voyages are provided for in full at the time such losses become evident. The pro forma consolidated condensed balance sheet reflects the deferred portion of revenues and expenses applicable to subsequent periods.

        Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses including communications.

MARKETABLE SECURITIES

        Investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

VESSELS AND EQUIPMENT

        All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life, estimated to be twenty-five years (see note 4) from the date a vessel is initially placed in service.

        Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking.

        Vessels acquired pursuant to bareboat hire purchase agreements are capitalized as capital leases and are amortized over the estimated useful life of the acquired vessel.

OTHER ASSETS

        Loan costs, including fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan. Amortization of loan costs is included in interest expense.

INTEREST RATE SWAP AGREEMENTS

        The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

FORWARD CONTRACTS

        Forward contracts are entered into as a hedge against changes in foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

CASH AND CASH EQUIVALENTS

        All highly liquid investments with a maturity date of three months or less when purchased are classified as cash and cash equivalents.

INCOME TAXES

        The legal jurisdictions of the countries in which Teekay and Bona and the majority of their subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

3.  ACCOUNTING TREATMENT FOR THE BUSINESS COMBINATION

        The acquisition has been accounted for using the purchase method of accounting. The results of operations of Bona are included from the assumed date of acquisition. Bona's accounting policies have been adjusted to be consistent with those of Teekay.

4.  CHANGE IN ESTIMATED VESSEL LIVES

        Effective April 1, 1999, Teekay will be changing the estimated useful life of its vessels from 20 to 25 years. These Financial Statements give effect to this change in estimate as if it had occurred April 1, 1998. The impact of the change in estimated useful life is a decrease in depreciation expense of $18.812 million.

5.  PRO FORMA GENERAL ASSUMPTIONS AND PURCHASE PRICE ALLOCATION

        GENERAL ASSUMPTIONS

        Teekay and its wholly-owned subsidiary, Northwest Maritime Inc., purchased all of the outstanding shares of Bona Common Stock ("Bona Shares") at a price per share of $7.00 cash or 0.485 shares of Teekay Common Stock ("Teekay Shares"). The Financial Statements reflect the following:

        - 69.9% of outstanding Bona Shares were exchanged for Teekay Shares; the remaining 30.1% of outstanding Bona Shares were exchanged for cash;

        - all common shareholders of Bona at March 31, 1999 tendered their shares, representing an estimated 18.9 million Bona Shares;

        - the value of a Teekay Share is $15.1875, which represents the market value at the date of the announcement of the acquisition;

        -       total purchase consideration (in thousands of U.S. dollars):

                6.4 million Teekay Shares                                            $ 97,422
                Cash paid                                                              39,884
                Estimated  transaction costs and reorganization  costs included in
                accounts payable and accrued liabilities                               19,000
                                                                                   ==========
                                                                                     $156,306
                                                                                   ==========

        PURCHASE PRICE ALLOCATION

        Certain fair value adjustments were recorded including adjustments to reflect market values on the vessels and joint venture investments acquired from Bona. In addition, an accrual for estimated transaction, restructuring and integration costs, including severance, has been recorded for $19 million.

        The assigned values will be adjusted as at the actual date of the acquisition for changes in the fair values of assets and liabilities. The following table shows the allocation of the purchase price as at March 31, 1999:

                                                                                     Purchase Price
                                            Historical            Adjustments          Allocation
                                                         (in millions of U.S. dollars)
Net assets acquired
     Current assets                            $  95                   --                $  95
     Current liabilities                         (19)                                      (19)
     Vessels and equipment                       479                  (93)                 386
     Investment in joint venture                  26                   (7)                  19
     Other assets                                 44                                        44
     Other liabilities                           (46)                                      (46)
Long term debt assumed                          (323)                                     (323)
                                                ----                                     -----

                                               $ 256                                     $ 156
                                               =====                                     =====

        The pro forma consolidated condensed balance sheet incorporates the following adjustments:

        ~ the purchase price consideration and allocation adjustments as described above, including the following adjustments to shareholders' equity (in millions of U.S. dollars):

                                                                                 Mar. 31/99
                                                                                 ----------
                Elimination of Bona shareholders' equity                           $(256)
                Issuance of Teekay Shares                                             97
                                                                                   -----
                                                                                   $(159)
                                                                                   =====

6.  PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

        The pro forma consolidated condensed statement of income incorporates the following adjustments:

        (a) depreciation expense related to the acquired vessels, including joint venture vessels, has been based upon their estimated fair market values at the offer date and is calculated on a straight-line basis over the vessels' estimated useful lives which have been estimated to be 25 years. As a result of adjusted values of the acquired vessels, depreciation expense decreased by $4.095 million for the twelve months ended March 31, 1999. The impact on the results from joint ventures for the twelve months ended March 31, 1999 was an increase of $293,000.
        (b) certain voyage and vessel operating expenses of $2.107 million and $6.945 million, respectively, for the twelve months ended March 31, 1999, of Bona, have been reclassified to general and administrative expenses ($9.052 million) for consistency with the financial statement presentation of Teekay;
        (c) interest income at 5% (the average historical yield on invested funds for the period presented) has been reduced by $1.994 million for the twelve months ended March 31, 1999 to reflect the assumed cash payment for the Bona Shares as at April 1, 1998.

7.  PRO FORMA CONSOLIDATED EARNINGS PER SHARE

The pro forma consolidated earnings per share have been calculated based upon the weighted average number of Teekay Shares outstanding during the period presented and the additional Teekay Shares which were issued in connection with the acquisition (see note 5).

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   TEEKAY SHIPPING CORPORATION

                                   By:  /s/ Peter Antturi
                                   ---------------------------------------------
                                   Peter Antturi
                                   Vice President and Chief Financial Officer
                                   (Principal Financial and Accounting Officer)

Dated: July 22, 1999

Exhibit Number        Description
--------------        -----------

1.0 Amalgamation Agreement among Teekay Shipping Corporation, Northwest Maritime Inc. and Bona Shipholding Ltd., dated as of March 26, 1999 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1999).

2.0                   Consent of Arthur Andersen & Co.